RBC Capital Markets, LLC

200 Vesey Street

New York, New York 10281

January 10, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn: Nicholas Lamparski

Re: Andretti Acquisition Corp.

Registration Statement on Form S-1

File No. 333-254627

Dear Nicholas Lamparski,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as representative of the prospective underwriters of the securities covered by the above-captioned Registration Statement, hereby join in the request of Andretti Acquisition Corp. that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 4:00 p.m. EST on January 12, 2022, or as soon as thereafter practicable.

[Signature Page Follows]

Sincerely,

RBC CAPITAL MARKETS, LLC

As Representative of the several Underwriters

RBC CAPITAL MARKETS, LLC

By:	/s/ Michael Ventura
Name:	Michael Ventura
Title:	Managing Director, ECM

[Signature Page to Acceleration Request]

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